Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

June 19, 2009

United States Securities
and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re: Sadhana Equity Investment, Inc.
Item 4.01 Form 8-K
Filed June 10, 2009
File No. 0-52188

Dear Sir or Madam:

On behalf of Sadhana Equity Investment, Inc. (the “Company”), we are further responding to the letter from the staff of June 11, 2009 to Paul Garcia, President, Secretary and Treasurer of the Company.

The Company acknowledges the staff comment that the Company filed a Form 12b-25 on April 1, 2009, and that it is now past the fifteenth calendar day following the prescribed due date of the Company’s December 31, 2008 Form 10-K. The Company further acknowledges the staff comment that the Company has not filed the March 31, 2009 Form 10-Q that was due on May 15, 2009.

RESPONSE:  The Company wishes to inform the staff that it intends to file such reports on or before July 31, 2009.

On behalf of the Company, this will acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned.

Very truly yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.
Michael H. Hoffman, Esq.